UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

As previously disclosed in the Form 6-K filed on June 13, 2012, on June 12, 2012, Rosetta Genomics Ltd. (“Rosetta”) delivered notice to Avatao Biotech (“Avatao”) that it was terminating the License Agreement, dated as of October 10, 2011, by and between Rosetta and Avatao (the “Agreement”) for material breach due to (i) Avatao’s failure to timely make payments due to Rosetta under the Agreement and (ii) Avatao’s failure to use commercially reasonable efforts to bring the licensed tests to market and failure to achieve diligence milestones under the Agreement. The amounts due were not paid to Rosetta within the thirty (30) day cure period provided by the Agreement. Accordingly, pursuant to the terms of the Agreement, the Agreement was terminated effective July 12, 2012. All licenses provided to Avatao are terminated and Avatao is now required to transfer back to Rosetta ownership of any registered patents or patent applications as well as any property (physical or intellectual) which Avatao has received from Rosetta.

The information contained in this Report is hereby incorporated by reference into Rosetta’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: July 16, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer